Kimberly Jablonski V.P. and Corporate Secretary 3551 Lawrenceville Rd., Lawrence Township, NJ 08648 Tel: 609-439-6256 kimberly.Jablonski@bms.com

January 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Frank Wyman and Li Xiao, Division of Corporate Finance, Office of Life Sciences

Re:	Bristol-Myers Squibb Company Form 10-K for the Fiscal Year Ended December 31, 2020 Filed February 10, 2021 File No. 001-01136

Dear Mr. Wyman and Ms. Xiao:

This letter responds to the comment letter (the “Comment Letter”) dated December 16, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K of Bristol-Myers Squibb Company (the “Company” or “BMS”). For the convenience of the Staff, we have reproduced in bold the text of the Staff’s comment, with the response of the Company immediately following such comment.

Form10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of
Operations Non-GAAP Financial Measures, page 53

1.
In your determination of net earnings attributable to BMS on a non-GAAP basis, you exclude “R&D charges or other income resulting from upfront or contingent milestone payments in connection with the acquisition or licensing of third-party intellectual property rights.” In this regard, your statement that “similar charges or gains were recognized in prior periods and will likely occur in future periods” appears to indicate that these R&D charges are inherently recurring in nature. Please explain the factors that you considered in concluding that exclusion of these charges complied with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Revise your non-GAAP presentation accordingly. In addition, describe how you distinguish between acquired IPR&D with an alternative future use and acquired IPR&D with no alternative future use.

Securities and Exchange Commission
January 18, 2022

Our GAAP financial statements are supplemented with non-GAAP financial measures, including non-GAAP earnings and related EPS information, that exclude certain costs, expenses, gains and losses and other items impacting the comparability of financial results. These items are adjusted after considering their quantitative and qualitative aspects and typically have one or more of the following characteristics, such as being highly variable, difficult to project, unusual in nature, significant to the results of a particular period or not indicative of future operating results. We also acknowledge that non-GAAP financial measures are in addition to and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP.

We have considered the guidance provided in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and believe that R&D charges resulting from upfront or contingent milestone payments in connection with the acquisition or licensing of third-party intellectual property rights are not normal, recurring, cash operating expenses necessary to operate our business. While such charges have occurred in prior periods and are likely to occur in future periods, these charges are different from the normal and more predictable charges that result from our routine R&D activities such as product discovery research, preclinical development, early-stage and late-stage clinical development, drug formulation and medical support for marketed products that are necessary to operate our business.

 Based on the guidance set forth in Question 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, our understanding is that recurring expenses can be adjusted, provided such adjustments comply with the guidance provided in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.  Questions 100.01 and 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations are copied below for ease of reference.

Question 100.01

Question: Can certain adjustments, although not explicitly prohibited, result in a non-GAAP measure that is misleading?

Answer: Yes. Certain adjustments may violate Rule 100(b) of Regulation G because they cause the presentation of the non-GAAP measure to be misleading. For example, presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.

Securities and Exchange Commission
January 18, 2022

Question 102.03

Question: Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Is this prohibition based on the description of the charge or gain, or is it based on the nature of the charge or gain?

Answer: The prohibition is based on the description of the charge or gain that is being adjusted. It would not be appropriate to state that a charge or gain is non-recurring, infrequent or unusual unless it meets the specified criteria. The fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K. See Question 100.01.

Intellectual property rights obtained through collaboration arrangements, in-licensing arrangements, or asset acquisitions (including acquisition of businesses or entities accounted for as asset acquisitions because substantially all the value is attributed to a single asset) typically cover rights to investigational compounds that will be further developed by us. Costs related to the acquisition and licensing activities are typically paid to the counterparty based upon their prior efforts to bring the assets to their current state and potential future value. However, the amount paid by us in connection with any specific transaction is not equivalent to the dollar value of the research and development work previously performed by the counterparty (or what we would have booked as research and development expense had we owned the asset from the outset), but rather reflects a judgment of the potential future value of the research program that is agreed upon through negotiation at the time of the transaction. Accordingly, we consider the up-front costs associated with acquiring these assets to be investing in nature that supplement our internal activities to support business growth.  All subsequent expenses associated with such assets (other than contingent clinical development and regulatory milestone payments) incurred after the asset acquisition are viewed by us as normal and recurring operating expenses that are included in both our GAAP and non-GAAP results.

Securities and Exchange Commission
January 18, 2022

Contingent clinical development and regulatory milestone payments related to licensing and asset acquisition arrangements are considered a cost of acquiring the rights.  These contingent payments can be delayed or never materialize if the underlying R&D programs are unsuccessful or discontinued. The ultimate outcome of these uncertain milestone payments can have an inverse impact on budgeted results (e.g., higher actual operating results compared to our budget and publicly announced guidance if a budgeted milestone was not achieved, or lower actual operating results compared to budget and publicly announced guidance if an unbudgeted milestone was unexpectedly achieved).  As a result, we also exclude contingent milestone payments from our financial guidance provided to investors in earnings releases, budgets, and projections.

It is difficult to budget or project for R&D licensing and asset acquisition charges because of the unpredictable nature resulting from the timing of identifying and assessing potential opportunities, competitive or lengthy negotiation processes and obtaining alignment on financial terms and conditions including the desired rights and obligations of the parties.

R&D charges resulting from upfront or contingent milestone payments are also highly variable. Collaboration arrangements, in-licensing arrangements and asset acquisitions are heavily influenced by regulatory and market conditions that can make such arrangements unpredictable. In addition, contingent milestone payments are typically linked to the achievement of substantive clinical development milestones, the timing of which is inherently unpredictable, if achieved at all. This unpredictability, coupled with the unusual and often distorting financial impact of upfront or contingent milestone payments, makes it very difficult for investors to meaningfully compare our operating R&D expense measures across reporting periods. For instance, R&D licensing and asset acquisition charges amounted to $1.1 billion, $25 million and $1.0 billion representing 9%, 0% and 18% of total annual GAAP R&D expense for 2020, 2019 and 2018, respectively. This volatility is even more pronounced on a quarterly basis with these transactions ranging from $0 to $1.1 billion and representing 0% for the lowest quarter and 44% for the highest quarter in this three-year period.  This volatility is even more severe when considering the $11.4 billion IPRD charge resulting from the MyoKardia acquisition in 2020.  There are similar implications for the comparability of non-GAAP EPS measures.

Our internal governance protocols also treat collaboration arrangements, in-licensing arrangements and intellectual property asset acquisitions, as non-ordinary course events that require approvals at a higher executive management and/or Board of Director level due to strategic implications and significant contingent financial obligations. Our non-GAAP financial measures also reflect how we manage our business internally and set operational goals, including financial targets for management incentive programs.

We believe that our current practice enhances comparability of our operating results with our peer group of companies since most of our life science sector peer companies also exclude R&D charges resulting from upfront or contingent milestone payments in connection with the acquisition or licensing of third-party intellectual property rights. Our understanding of this long-standing practice within our sector is utilized by registrants for similar reasons noted above. The exclusion of these charges in our non-GAAP financial measures also enhances the comparability of our results to certain other peer companies that are required to capitalize such costs when reporting under IFRS.

Securities and Exchange Commission
January 18, 2022

We are currently unaware of any concerns from investor analysts that follow our company regarding the exclusion of R&D licensing and asset acquisition charges from our non-GAAP measures and believe it will be difficult for them to understand the core operating performance of the company and comparisons to expected financial performance if these charges are included in our Non-GAAP results. For the reasons mentioned above, it will be difficult to provide meaningful financial guidance to investors if these charges are included in the non-GAAP financial measures. Disclosure of the financial terms and impacts to our operating results attributed to the significant licensing and asset acquisition arrangements are provided in the notes to financial statements or MD&A to provide transparency with investors.

Our presentation of non-GAAP measures excluding R&D charges or other income resulting from upfront or contingent milestone payments is fully transparent and provides useful supplemental information to investors. Rule 100(b) of Regulation G prohibits the public disclosure of “a non-GAAP financial measure that, taken together with the information accompanying  that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.” As required by Regulation G, whenever we publicly present historic non-GAAP measures that adjust for R&D charges or other income resulting from upfront or contingent milestone payments, we provide investors with reconciliations to the related GAAP measures as well. When applicable under the Commission’s rules, we present the corresponding GAAP measures with equal or greater prominence and include disclosure on how the measures are used by management and why we believe they are useful to others. Our disclosures also do not imply that R&D charges or other income resulting from upfront or contingent milestone payments are one-time, and we make clear that “similar charges or gains were recognized in prior periods and will likely occur in future periods.”

Based on the above, we believe that excluding R&D charges or other income resulting from upfront or contingent milestone payments in connection with the acquisition or licensing of third-party intellectual property rights, is permissible under the Commission’s rules and Staff’s guidance, better portrays the results of our baseline performance, supplements or enhances managements, analysts and investors’ overall understanding of our underlying financial performance, reflects our internal governance and management of our business, and facilitates comparisons among our current, past, and future periods and those of our peers.

Securities and Exchange Commission
January 18, 2022

With respect to how we distinguish whether acquired IPR&D has alternative future use we consider Chapter 3 of the AICPA Accounting and Valuation Guide: Assets Acquired to Be Used in Research and Development Activities --

“For an asset acquired in an asset acquisition for use in R&D activities to have an alternative future use, the task force believes that:

(a)          It is reasonably expected that the reporting entity will use the asset acquired in the alternative manner and anticipates economic benefit from the alternative use, and

(b)          The reporting entity’s use of the asset acquired is not contingent on the further development of the asset subsequent to the acquisition date (that is, the asset can be used in the alternative manner in the condition in which it existed as of the acquisition date).

If the use of the acquired asset is only in one or more other R&D projects of the reporting entity that have commenced- at the acquisition date, the task force believes that use represents a present (as opposed to a future) R&D activity, and the cost of that asset should be immediately charged to expense. If the asset will also be used in an R&D project to be commenced at a future date, the task force believes that such use is an alternative future use and that the cost of that asset should be capitalized.

Furthermore, the task force believes that an alternative future use that would require capitalization is one that is capable of using the assets acquired, as those assets exist at the acquisition date. Consider a circumstance in which successful completion of an IPR&D project might give rise to additional R&D projects designed to significantly improve the just-completed product. Because those subsequent projects are contingent on the successful completion of the current project and would use the current R&D project in its future completed condition, the task force believes that they do not constitute an alternative future use at the acquisition date.”

In distinguishing between acquired IPR&D with an alternative future use and acquired IPR&D with no alternative future use, we consider the above guidance and determine if the intended use of the acquired IPR&D as of the acquisition date will be used in a singular manner or potentially in an alternative manner during its lifecycle. If the asset will be used only in a singular manner, the costs to acquire the asset will be expensed as R&D expense at the point in time the asset is acquired. Typically, the assets are not expected to be used in an alternative manner.
  *        *         *

Securities and Exchange Commission
January 18, 2022

If you have any questions regarding the response in this letter, please do not hesitate to contact me at 609-439-6256 or Robert Owens at 908-432-2341.  We also believe it might be helpful to schedule a follow-up call after the Staff reviews our response to further discuss any additional concerns that the Staff may have considering the implications of any potential changes and the expected timing of our earnings release and annual report filing in early February 2022.

Sincerely,

/s/ Kimberly Jablonski
Kimberly Jablonski
V.P. and Corporate Secretary

cc:          Derica W. Rice, Chair of the Audit Committee, Bristol-Myers Squibb Company
Giovanni Caforio, M.D., Chairman of the Board and Chief Executive Officer, Bristol-Myers Squibb Company
David V. Elkins, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, Executive Vice President & General Counsel, Bristol-Myers Squibb Company
Karen Santiago, Senior Vice President & Controller, Bristol-Myers Squibb Company
Robert J. Owens, Vice President & Chief Accountant, Bristol-Myers Squibb Company